[redacted]

09042680

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ABX 12/2

SEC Mail Processing Section

NOV 27 2009

Washington, DC 110

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 42883

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/08 (MM/DD/YY) AND ENDING 09/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Buttonwood Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Deming Way
(No. and Street)

Madison (City) Wisconsin (State) 53717 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Bugg (608)827-6400
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

One South Wacker Dr., Suite 800 (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 12/16

OATH OR AFFIRMATION

I, **Christopher Bugg**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Buttonwood Partners, Inc.**, as of **September 30, 2009**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Title

JODIE A. MCLELLAN NOTARY PUBLIC STATE OF WISCONSIN

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Buttonwood Partners, Inc.

Statement of Financial Condition Report
September 30, 2009

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
Buttonwood Partners, Inc.
Madison, Wisconsin

We have audited the accompanying statement of financial condition of Buttonwood Partners, Inc. (the Company) as of September 30, 2009, that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Buttonwood Partners, Inc. as of September 30, 2009, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
November 25, 2009

McGladrey & Pullen, LLP is a member firm of RSM International –
an affiliation of separate and independent legal entities.

Buttonwood Partners, Inc.

Statement of Financial Condition
September 30, 2009

Assets		
Cash and cash equivalents	$	102,788
Commissions receivable		95,393
Deposit with clearing broker-dealer		50,000
Furniture and equipment, at cost, less accumulated depreciation of $163,978		58,218
Other assets		30,732
Total assets	$	337,131
Liabilities and Stockholders' Equity		
Liabilities		
Accrued salaries and benefits	$	82,827
Accounts payable, accrued expenses and other liabilities		8,243
Deferred income tax liability		4,640
Total liabilities		95,710
Commitments and Contingencies (Notes 4 and 5)		
Stockholders' Equity		
Common stock, $1 par value; 56,000 shares authorized; 1,800 shares issued and outstanding		1,800
Additional paid-in capital		178,200
Retained earnings		61,421
Total stockholders' equity		241,421
Total liabilities and stockholders' equity	$	337,131

The accompanying notes are an integral part of the statement of financial condition.

Buttonwood Partners, Inc.

Notes to Statement of Financial Condition

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: Buttonwood Partners, Inc. (the Company) is a Wisconsin corporation formed on March 7, 1990, for the purpose of conducting business as a registered broker-dealer in securities and as a registered investment advisor with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company has an office in Madison, Wisconsin, and serves primarily individual customers in the Midwest.

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of rule 15c3-3. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

A summary of the Company's significant accounting policies follows:

Accounting policies: The Company follows accounting standards set by the Financial Accounting Standards Board (the FASB). The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure consistent reporting of financial condition, results of operations, and cash flows. References to GAAP issued by the FASB in these footnotes are to the *FASB Accounting Standards Codification,*™ sometimes referred to as the Codification or ASC. The FASB finalized the Codification effective for periods ending on or after September 15, 2009.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents: Cash and cash equivalents include interest-bearing demand deposits with banks and money market instruments. The Company considers all instruments with original maturities of three months or less at the date of acquisition to be cash equivalents.

Revenue recognition: Commission revenue and related expenses arising from securities transactions are recorded on a trade-date basis. Advisory fees are received quarterly based on a predetermined percentage of the total assets in customer accounts, but are recognized as earned on a pro rata basis in accordance with contractual arrangements.

Furniture and equipment: Furniture and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed by the straight-line method over the estimated useful lives of the assets.

Income taxes: Income taxes are accounted for under the same asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not, that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Subsequent events: The Company evaluated subsequent events through November 25, 2009, which represents the date that these financial statements were issued.

Recent accounting pronouncements: In July 2006, the FASB issued FASB ASC 740-10, *Income Taxes*, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. It prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition.

In December 2008, the FASB provided for a deferral of the effective date of FASB ASC 740-10 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected this deferral and accordingly will be required to adopt FASB ASC 740-10 in its 2010 annual financial statements. Prior to adoption, the Company will continue to evaluate its uncertain tax positions and related income tax contingencies under FASB ASC 450-10, *Contingencies*, which requires the Company to accrue for losses it believes are probable and can be reasonably estimated. Management is currently assessing the impact of FASB ASC 740-10 on its financial position and results of operations and has not yet determined if the adoption will have a material effect on its financial statements.

In September 2006, the FASB issued ASC 820-10, *Fair Value Measurements*, which establishes a framework for measuring fair value, and expands disclosures about fair value measurement. FASB ASC 820-10 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under FASB ASC 820-10, fair value measurements are disclosed by level within that hierarchy. The Company has no financial assets subject to the provisions of FASB ASC 820-10 as of September 30, 2009.

In May 2009, the FASB issued ASC 855-10, *Subsequent Events*, which establishes general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. ASC 855-10 is effective for interim and annual periods ending after June 15, 2009. The Company has adopted ASC 855-10 as of September 30, 2009.

Note 2. Deposit with Clearing Broker-Dealer

In accordance with the agreement with its clearing broker, National Financial Services, LLC (NFS), the Company maintains a cash deposit in the amount of $50,000. The Company is dependent on NFS for the everyday processing of customer transactions as required under the provisions of paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission.

Note 3. Furniture and Equipment

Furniture and equipment consisted of the following at September 30, 2009:

Furniture and fixtures	$	35,555
Office equipment		176,843
Artwork		9,798
		222,196
Less accumulated depreciation		163,978
	$	58,218

Note 4. Commitments

The Company leases its Madison, Wisconsin, office space under an operating lease that expires May 14, 2014. The future minimum lease payments are as follows:

Years Ending September 30,		
2010	$	118,158
2011		121,702
2012		125,354
2013		129,114
2014		76,618
	$	570,946

Note 5. Off-Balance-Sheet Risk and Concentration of Credit Risk

Customer transactions are introduced to and cleared through a clearing broker on a fully disclosed basis. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions where necessary.

The Company does not anticipate nonperformance by customers or its clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

Note 5. Off-Balance-Sheet Risk and Concentration of Credit Risk (Continued)

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company maintains its cash accounts with one financial institution. The total cash balances of the Company are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per bank. The Company held cash throughout the year which, at times, exceeded the balance insured by the FDIC. The Company monitors such credit risk and has not experienced any losses related to such risks.

Note 6. Employee Benefit Plan

The Company provides a Simplified Employee Pension Plan (the Plan) with a salary reduction option for its employees. Under the Plan, employees must be at least 21 years of age and have worked for the Company for at least six months to be eligible to participate. Each eligible employee may defer up to 100 percent of their compensation, not to exceed the annual exclusion limit. The Company makes a contribution of 6 percent of each eligible employee's compensation.

Note 7. Income Taxes

At September 30, 2009, the net deferred income tax liability in the amount of $4,640 relates primarily to temporary differences from depreciation of furniture and equipment.

Note 8. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

Note 9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2009, the Company had net capital of $152,471, which was $102,471 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 0.60 to 1.

SIPC-7T (27-REV 3/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

SIPC-7T (27-REV 3/09)

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-042883 FINRA SEP
BUTTONWOOD PARTNERS INC
701 DEMING WAY STE 100
MADISON WI 53717-2916

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Tami Strang (608)827-6400

2. A. General assessment [item 2e from page 2 (not less than $150 minimum)] $ 1,184.16

B. Less payment made with SIPC-4 made in January, February or March 2009 (For all fiscal year ends except January, February, or March) (150.00)

Jan. 26 2009
Date Paid

1,034.16

C. Assessment balance due

D. Interest computed on late payment (see instruction E) for______days at 20% per annum -0-

E. Total assessment balance and interest due (or overpayment carried forward) $ 1,034.16

F. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as E above) $ 1,034.16

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Buttonwood Partners, Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 29 day of October, 2009.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Sept. 30, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,007,588
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-0-
(2) Net loss from principal transactions in securities in trading accounts.	-0-
(3) Net loss from principal transactions in commodities in trading accounts.	-0-
(4) Interest and dividend expense deducted in determining item 2a.	-0-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-0-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-0-
(7) Net loss from securities in investment accounts.	-0-
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	432,647
(2) Revenues from commodity transactions.	-0-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	101,278
(4) Reimbursements for postage in connection with proxy solicitation.	-0-
(5) Net gain from securities in investment accounts.	-0-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-0-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-0-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ________	-0-
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -0-	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -0-	
Enter the greater of line (i) or (ii)	-0-
Total deductions	533,925
2d. SIPC Net Operating Revenues	$ 473,663
2e. General Assessment @ .0025	$ 1,184.16 (to page 1 but not less than $150 minimum)